PREDICTIVE ONCOLOGY INC.

91 43rd Street, Suite 110

Pittsburgh, PA 15201

July 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re:	Predictive Oncology Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-288782

Requested Date: July 28, 2025

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Predictive Oncology Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-288782) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Amanda Maki of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Amanda Maki at 713-425-8461. Thank you for your assistance.

Very truly yours,

/s/ Josh Blacher
Josh Blacher
Interim Chief Financial Officer

cc:	Raymond Vennare (Chief Executive Officer, Predictive Oncology Inc.)

Sara Turken (General Counsel, Predictive Oncology Inc.)

Amanda Maki (DLA Piper LLP (US))